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Exhibit 99.(a)(1)(H)

[communication to be in email format]

Reminder—Offer to Exchange Termination Date is Approaching

Our records indicate that you have not returned an Election Form either accepting or declining the Company's recent offer to exchange certain of your options. Whether or not you elect to exchange any of your Eligible Options, you must either mark the "elect" or "do not accept" box on your Election Form, sign the Election Form and return it by fax to Nina Borja at (650) 624-1101 for receipt.

ALL ELECTION FORMS MUST BE RETURNED NO LATER THAN 11:59 P.M., PACIFIC DAYLIGHT TIME, FRIDAY, JULY 25, 2003. IF YOU DO NOT RETURN AN ELECTION FORM, NONE OF YOUR ELIGIBLE OPTIONS WILL BE EXCHANGED AND YOUR ELIGIBLE OPTIONS WILL CONTINUE ON CURRENT TERMS.

If you have any questions, please send an email to Jim Welch at jhwelch@rigel.com. Alternatively, you may reach Jim via telephone at (650) 624-1176.

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  Exhibit 99.(a)(1)(H)